January 12, 2012

VIA EDGAR

Securities and Exchange Commission
Office of Registration and Reports
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pioneer Family of Mutual Funds
(Each Registrant listed on Attachment A hereto)

Members of the Commission:

In accordance with Rule 17g-1(g) of the Investment Company Act of 1940, each of the registrants listed on Attachment A hereby files the following documents with the Commission:

1.
A certified copy of resolutions adopted by a majority of the Boards of Trustees who are not “interested persons” of each of the registrants, at meetings held on July 12, 2011, approving the extension of Bond No. 87002110B through September 30, 2011.  Bond No. 87002110B was filed with the Securities and Exchange Commission on October 7, 2010 pursuant to Rule 17g-1(g). (EXHIBIT 99-2)

2.
Bond No. 87002111B (the “Bond”) issued by the ICI Mutual Insurance Company of Burlington, Vermont in the amount of $38,000,000  covering the period September 30, 2011 through July 31, 2012 (EXHIBIT 99-1);

3.
A certified copy of resolutions adopted by a majority of the Boards of Trustees who are not “interested persons” of each of the registrants, at meetings held on September 20, 2011, approving the amount, type, form and coverage of the Bond and the portion of the premium to be paid by each Registrant (EXHIBIT 99-2);

Pioneer Investment Management, Inc.
60 State Street
Boston, MA  02109-1820
Telephone:  617-742-7825

“Member of the UniCredit Banking Group, Register of Banking Groups.”

Securities and Exchange Commission
Page Two
January 12, 2012

4.
A statement showing the amount of the single insured bond which each registrant would have provided and maintained had it not been named as an insured under a joint insured bond based on its gross assets as of June 30, 2011 (EXHIBIT 99-3); and

5.	A copy of the Fidelity Bond Premium and Coverage Allocation Agreement, effective as of October 1, 2011, by and among the joint insureds under the Bond (EXHIBIT 99-4).

The Bond provides total fidelity coverage of $38,000,000 for 30 registrants associated with Pioneer Investment Management USA Inc.

The premium associated with coverage under the Bond has been paid for the period from September 30, 2011 to July 31, 2012.

Please contact me at 617/517-8996 should you have any questions or require additional information.

Very truly yours,

/s/ Carol B. Hannigan

Carol B. Hannigan
Assistant Secretary of the Pioneer Funds

Enclosures

CC:	Terrence J. Cullen
Roger Joseph, Esq.
Christopher J. Kelley
Toby Serkin, Esq.

Attachment A

	Registrant	Investment Company Act Registration Number
1	Pioneer Bond Fund	811-02864
2	Pioneer Diversified High Income Trust	811-22014
3	Pioneer Emerging Markets Fund	811-08448
4	Pioneer Equity Income Fund	811-08657
5	Pioneer Equity Opportunity Fund	811-21623
6	Pioneer Floating Rate Trust	811-21654
7	Pioneer Fund	811-01466
8	Pioneer High Income Trust	811-21043
9	Pioneer High Yield Fund	811-09685
10
Pioneer Ibbotson Asset Allocation Series, a series trust consisting of:
   Pioneer Ibbotson Aggressive Allocation Fund
   Pioneer Ibbotson Conservative Allocation Fund
   Pioneer Ibbotson Growth Allocation Fund
   Pioneer Ibbotson Moderate Allocation Fund
811-21569
11	Pioneer Independence Fund	811-08547
12	Pioneer Mid Cap Value Fund	811-06106
13	Pioneer Money Market Trust, a series fund consisting of: Pioneer Cash Reserves Fund	811-05099
14	Pioneer Municipal High Income Trust	811-21321
15	Pioneer Municipal High Income Advantage Trust	811-21409
16	Pioneer Real Estate Shares	811-07870
17	Pioneer Research Fund	811-09585
18	Pioneer Series Trust I, a series trust consisting of: Pioneer Oak Ridge Large Cap Growth Fund Pioneer Oak Ridge Small Cap Growth Fund Pioneer Select Mid Cap Growth Fund	811-21425
19	Pioneer Series Trust II, a series trust consisting of: Pioneer AMT-Free Municipal Fund Pioneer Growth Opportunities Fund	811-21460
20	Pioneer Series Trust III, a series trust consisting of: Pioneer Cullen Value Fund	811-21664
21	Pioneer Series Trust IV, a series trust consisting of: Pioneer Classic Balanced Fund Pioneer Government Income Fund Pioneer Treasury Reserves Fund	811-21781
22	Pioneer Series Trust V, a series trust consisting of: Pioneer Global Equity Fund Pioneer High Income Municipal Fund Pioneer Disciplined Growth Fund Pioneer Disciplined Value Fund	811-21823

	Registrant	Investment Company Act Registration Number
23	Pioneer Series Trust VI, a series trust consisting of: Pioneer Floating Rate Fund Pioneer Multi-Asset Real Return Fund	811-21978
24	Pioneer Series Trust VII, a series trust consisting of: Pioneer Global Aggregate Bond Fund Pioneer Global High Yield Fund	811-10395
25	Pioneer Series Trust VIII, a series trust consisting of: Pioneer International Value Fund	811-07318
26	Pioneer Series Trust X Pioneer Absolute Return Credit Fund Pioneer Fundamental Growth Fund Pioneer Multi-Asset Floating Rate Fund	811-21108
27	Pioneer Short Term Income Fund	811-21558
28	Pioneer Strategic Income Fund	811-09223
29	Pioneer Value Fund	811-01835
30	Pioneer Variable Contracts Trust, a series trust consisting of:	811-08786
Pioneer Bond VCT Portfolio
Pioneer Cullen Value VCT Portfolio
Pioneer Emerging Markets VCT Portfolio
Pioneer Equity Income VCT Portfolio
Pioneer Fund VCT Portfolio
Pioneer Growth Opportunities VCT Portfolio
Pioneer High Yield VCT Portfolio
Pioneer Ibbotson Growth Allocation VCT Portfolio
Pioneer Ibbotson Moderate Allocation VCT Portfolio
Pioneer Mid Cap Value VCT Portfolio
Pioneer Real Estate Shares VCT Portfolio
Pioneer Strategic Income VCT Portfolio